Exhibit 4.1

DESCRIPTION OF SECURITIES

The following is a summary of information concerning units of beneficial interest of North European Oil Royalty Trust (the "Trust"). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Trust Agreement ("Trust Agreement") dated as of September 10, 1975 (as last amended on February 13, 2008) or the Amended and Restated Trustees' Regulations, dated as of October 31, 2007 (the "Regulations "), and are entirely qualified by these documents.

Units. The Trust's units of beneficial interest (the "Units") are registered under Section 12(b) of the Securities Exchange Act of 1934 and are listed on the New York Stock Exchange under the ticker symbol "NRT." The issued and outstanding Units are fully paid and non-assessable. This means the full purchase price for the outstanding Units have been paid and the owners of such Units will not be assessed any additional amounts for such Units.

Distributions and Reserves . The Trustees will, not less than quarterly, distribute and pay to the unit owners, in proportion to their respective beneficial interest of the Units, all rents, royalties, income, proceeds and other receipt of or from the properties held by the Trustees ("Trust Estate "), after payment of, or provision for, the expenses, liabilities and obligations of the Trust Estate. The Trustees have the right to determine from time to time the amounts to be retained as reserves in connection with anticipated charges or expenses of the Trust, for contingent or unascertained liabilities or obligations of the Trust, or for such other purpose as the Trustees may determine.

Voting Rights. Each Unit is entitled to one vote on all matters submitted to a vote of unit owners. Neither the Trust Agreement nor the Regulations provide for cumulative voting in the election of the Trustees.

Other Rights. The Units are not subject to redemption by operation of a sinking fund or otherwise. Unit owners are not currently entitled to pre-emptive rights.